CUSIP No. 30162V102

SCHEDULE 13D

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Exela Technologies, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

30162V102

(CUSIP Number)

Andrej Jonovic

HandsOn Global Management

8550 West Desert Inn Road, Suite 102-452

Las Vegas, Nevada 89117

424-268-8900

With a copy to:

Maurice M. Lefkort

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, New York 10019

212-728-8000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 12, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this statement on Schedule 13D (this “Schedule 13D”), and is filing this schedule 13D because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 30162V102

SCHEDULE 13D

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) HOVS LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 88,175,973

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 88,175,973

11	Aggregate Amount Beneficially Owned by Each Reporting Person 88,175,973

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 58.7% (1)

14	Type of Reporting Person OO

(1)                                 Calculations are based upon 146,910,648 shares of Common Stock of the Issuer outstanding, as of July 12, 2017, as reported in the Issuer’s Form 8-K, plus 3,263,473 shares of Common Stock issuable upon conversion of Preferred Stock of the Issuer held by Ex-Sigma 2, LLC.

CUSIP No. 30162V102

SCHEDULE 13D

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) HandsOn Fund 4 I LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Nevada

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 88,175,973

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 88,175,973

11	Aggregate Amount Beneficially Owned by Each Reporting Person 88,175,973

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 58.7% (1)

14	Type of Reporting Person OO

(1)                                 Calculations are based upon 146,910,648 shares of Common Stock of the Issuer outstanding, as of July 12, 2017, as reported in the Issuer’s Form 8-K, plus 3,263,473 shares of Common Stock issuable upon conversion of Preferred Stock of the Issuer held by Ex-Sigma 2, LLC.

CUSIP No. 30162V102

SCHEDULE 13D

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) HOV Capital III LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Nevada

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 88,175,973

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 88,175,973

11	Aggregate Amount Beneficially Owned by Each Reporting Person 88,175,973

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 58.7% (1)

14	Type of Reporting Person OO

(1)                                 Calculations are based upon 146,910,648 shares of Common Stock of the Issuer outstanding, as of July 12, 2017, as reported in the Issuer’s Form 8-K, plus 3,263,473 shares of Common Stock issuable upon conversion of Preferred Stock of the Issuer held by Ex-Sigma 2, LLC.

CUSIP No. 30162V102

SCHEDULE 13D

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) HOV Services Ltd

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization India

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 88,175,973

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 88,175,973

11	Aggregate Amount Beneficially Owned by Each Reporting Person 88,175,973

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 58.7% (1)

14	Type of Reporting Person OO

(1)                                 Calculations are based upon 146,910,648 shares of Common Stock of the Issuer outstanding, as of July 12, 2017, as reported in the Issuer’s Form 8-K, plus 3,263,473 shares of Common Stock issuable upon conversion of Preferred Stock of the Issuer held by Ex-Sigma 2, LLC.

CUSIP No. 30162V102

SCHEDULE 13D

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Adesi 234 LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Nevada

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 88,175,973

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 88,175,973

11	Aggregate Amount Beneficially Owned by Each Reporting Person 88,175,973

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 58.7% (1)

14	Type of Reporting Person OO

(1)   Calculations are based upon 146,910,648 shares of Common Stock of the Issuer outstanding, as of July 12, 2017, as reported in the Issuer’s Form 8-K, plus 3,263,473 shares of Common Stock issuable upon conversion of Preferred Stock of the Issuer held by Ex-Sigma 2, LLC.

CUSIP No. 30162V102

SCHEDULE 13D

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) HOF 2 LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Nevada

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 88,175,973

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 88,175,973

11	Aggregate Amount Beneficially Owned by Each Reporting Person 88,175,973

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 58.7% (1)

14	Type of Reporting Person OO

(1)   Calculations are based upon 146,910,648 shares of Common Stock of the Issuer outstanding, as of July 12, 2017, as reported in the Issuer’s Form 8-K, plus 3,263,473 shares of Common Stock issuable upon conversion of Preferred Stock of the Issuer held by Ex-Sigma 2, LLC.

CUSIP No. 30162V102

SCHEDULE 13D

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Ex-Sigma 2 LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 88,175,973

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 88,175,973

11	Aggregate Amount Beneficially Owned by Each Reporting Person 88,175,973

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 58.7% (1)

14	Type of Reporting Person OO

(1)   Calculations are based upon 146,910,648 shares of Common Stock of the Issuer outstanding, as of July 12, 2017, as reported in the Issuer’s Form 8-K, plus 3,263,473 shares of Common Stock issuable upon conversion of Preferred Stock of the Issuer held by Ex-Sigma 2, LLC.

CUSIP No. 30162V102

SCHEDULE 13D

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Ex-Sigma LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 88,175,973

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 88,175,973

11	Aggregate Amount Beneficially Owned by Each Reporting Person 88,175,973

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 58.7% (1)

14	Type of Reporting Person OO

(1)   Calculations are based upon 146,910,648 shares of Common Stock of the Issuer outstanding, as of July 12, 2017, as reported in the Issuer’s Form 8-K, plus 3,263,473 shares of Common Stock issuable upon conversion of Preferred Stock of the Issuer held by Ex-Sigma 2, LLC.

CUSIP No. 30162V102

SCHEDULE 13D

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) HandsOn Global Management LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 89,425,973

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 89,425,973

11	Aggregate Amount Beneficially Owned by Each Reporting Person 89,425,973

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 59.5% (1)

14	Type of Reporting Person OO

(1)   Calculations are based upon 146,910,648 shares of Common Stock of the Issuer outstanding, as of July 12, 2017, as reported in the Issuer’s Form 8-K, plus 3,263,473 shares of Common Stock issuable upon conversion of Preferred Stock of the Issuer held by Ex-Sigma 2, LLC.

CUSIP No. 30162V102

SCHEDULE 13D

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Par Chadha

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization [•]

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 89,425,973

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 89,425,973

11	Aggregate Amount Beneficially Owned by Each Reporting Person 89,425,973

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 59.5% (1)

14	Type of Reporting Person IN

(1)   Calculations are based upon 146,910,648 shares of Common Stock of the Issuer outstanding, as of July 12, 2017, as reported in the Issuer’s Form 8-K, plus 3,263,473 shares of Common Stock issuable upon conversion of Preferred Stock of the Issuer held by Ex-Sigma 2, LLC.

CUSIP No. 30162V102

Item 1.         Security and Issuer.

This Schedule 13D relates to the Common Stock, par value $0.0001 per share (the “Shares” or the “Common Stock”), issued by Exela Technologies, Inc. (the “Issuer”). The address of the principal executive offices of the Issuer is 2701 E. Grauwyler Rd., Irving, TX 75061.

Item 2. Identity and Background.

The persons filing this Schedule 13D are Mr. Par Chadha, HandsOn Global Management, LLC, a Delaware limited liability company (“HGM”), Ex-Sigma 2 LLC, a Delaware limited liability company (“Ex-Sigma 2”), Ex-Sigma LLC, a Delaware limited liability company (“Ex-Sigma”),  HOVS LLC, a Delaware limited liability company (“HOVS”), HandsOn Fund 4 I, LLC, a Nevada limited liability company (“HOF 4”), HOV Capital III, LLC, a Nevada limited liability company (“HOV 3”), HOV Services Ltd., an Indian limited company (“HOV Services”), Adesi 234 LLC, a Nevada limited liability company (“Adesi”), HOF 2 LLC, a Nevada limited liability company (“HOF 2” and together with Mr. Chadha, Ex-Sigma, Ex-Sigma 2, HGM, HOVS, HOV Services, HOF 4, HOV 3, and Adesi, the “Reporting Persons”).

The principal business address of the Reporting Persons and the Scheduled Persons (as defined below) is 8550 West Desert Inn Road, Suite 102-452, Las Vegas, Nevada 89117.

Ex-Sigma 2 directly owns 84,912,500 Shares of the Issuer and 2,669,233 shares of Series A Perpetual Convertible Preferred Stock (the “Preferred Stock”) of the Issuer.

Ex-Sigma is the sole equityholder of Ex-Sigma 2.  HOVS, HOF 4, and HOV 3 each directly own equity interests in Ex-Sigma.  HOVS is a wholly-owned subsidiary of HOV Services.  Adesi and HOF 2 together are promoters of HOV Services.  Adesi and HOF 2 together own a majority of HOF 4. Adesi, and HOF 2 together own a majority of the equity interests of HOV 3.

HGM directly owns 1,250,000 shares of Common Stock.  Mr. Par Chadha may be deemed to control HGM and the other Reporting Persons.

Schedule A hereto sets forth lists of all the directors/managers and executive officers or persons holding equivalent positions (the “Scheduled Persons”) of each Reporting Person.

The principal business of Ex-Sigma 2 is acting as a shareholder of the Issuer.  The principal business of Ex-Sigma is acting as the sole equityholder of Ex-Sigma 2.  The principal business of each of HOVS, HOF 4 and HOV 3 is acting as an equityholder of Ex-Sigma.  The principal business of HOV Services is providing information technology (“IT”) and IT enabled services as well as holding an indirect interest in Exela.  The principal business of each of Adesi and HOF 2 is acting as an equityholder of HOF 4 and HOV 3.  The principal business of HGM and Mr. Chadha is making private equity and related investments and in the case of Mr. Chadha serving as the Chairman of the Issuer.

The Reporting Persons have entered into a Joint Filing Agreement, dated July 24, 2017, a copy of which is attached as Exhibit 99.1 hereto, pursuant to which the Reporting Persons have agreed to file this Schedule 13D jointly in accordance with the provisions of Rule 13d-1(k)(1) of the Act.

None of the Reporting Persons, nor to the knowledge of the Reporting Persons, any Scheduled Person, has, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting,

CUSIP No. 30162V102

or mandating activities subject to, Federal or State securities laws or a finding of any violation with respect to such laws.

Mr. Chadha is a citizen of the United States of America.

Item 3. Source or Amount of Funds or Other Consideration.

On July 12, 2017, a wholly-owned subsidiary of Ex-Sigma merged (the “Preliminary Merger”) with and into SourceHOV Holdings, Inc. (“SourceHOV”).  As a result of the Preliminary Merger, SourceHOV became a wholly-owned subsidiary of Ex-Sigma and the former stockholders of SourceHOV became the members of Ex-Sigma.

On July 12, 2017, the Issuer consummated the transactions contemplated by that certain Business Combination Agreement (as amended, the “Business Combination Agreement”), dated February 21, 2017, with Quinpario Merger Sub I, Inc. (“SourceHOV Merger Sub”), Quinpario Merger Sub II, Inc. (“Novitex Merger Sub”), SourceHOV Holdings, Inc. (“SourceHOV”), Novitex Holdings, Inc. (“Novitex”), HOVS, HOF 4 and Novitex Parent, L.P. (“Novitex Parent”), as amended by that certain Consent, Waiver and Amendment, dated June 15, 2017, by and among the Issuer, SourceHOV Merger Sub, Novitex Merger Sub, SourceHOV, Novitex, Novitex Parent, Ex-Sigma, HOVS and HOF 4 (the “Modification Agreement”).

Upon consummation of the transactions contemplated by the Business Combination Agreement, SourceHOV Merger Sub was merged with and into SourceHOV.  As a result of such merger, SourceHOV became a wholly-owned subsidiary of the Issuer, and Ex-Sigma received 80,600,000 shares of Common Stock (the “Merger Shares”).  Ex-Sigma contributed those shares to its wholly-owned subsidiary Ex-Sigma 2.

Also in connection with the consummation of the transactions contemplated by the Business Combination Agreement, Ex-Sigma 2 purchased 2,669,233 shares of Preferred Stock and 4,312,500 shares of Common Stock as part of a private placement of securities (the “Ex-Sigma 2 PIPES Shares”).  In connection with the closing of the acquisition of such securities, Ex-Sigma 2 entered into a loan agreement, dated as of July 12, 2017, among Ex-Sigma 2, as borrower, the lenders from time to time party thereto (each a “Lender”), Morgan Stanley Senior Funding, Inc., as administrative agent, and Morgan Stanley & Co. LLC, as calculation agent (the “Loan Agreement”) for loans in the aggregate principal amount of $55,853,864 (the “Loans”).  In connection with the Loan Agreement, Ex-Sigma 2 pledged a ratable portion of the Merger Shares and of the Ex-Sigma 2 PIPES Shares (the “Pledged Shares”) as collateral to each of the Lenders under the Loan Agreement, to secure the obligations of Ex-Sigma 2 under the Loan Agreement owed to such Lender. (with such Pledged Shares being pledged separately to each Lender and the amount of Pledged Shares pledged to each Lender being determined based on the amount of Loans held by such Lender).  The Loans under the Loan Agreement mature on July 12, 2019 (the “Maturity Date”), but must be prepaid earlier upon the occurrence of certain events customary for facilities of this type and contains customary events of default (each an “Event of Default”) for facilities of this type.  Upon an Event of Default, each Lender may foreclose upon and sell the Pledged Shares pledged to it and use the proceeds of such sale to repay amounts owed by Ex-Sigma 2 under the Loan Agreement to it. HGM has also agreed with the Lenders not to dispose of any of the HGM PIPES Shares (as defined below) until the repayment of the Loans.

Pursuant to the terms of the Business Combination Agreement, HGM was entitled to receive a $10 million Consulting Agreement Termination Fee.  HGM used such Consulting Agreement Termination Fee to subscribe for 1,250,000 shares of Common Stock in a private placement (the “HGM PIPES Shares” and together with the Ex-Sigma 2 PIPES Shares, the “PIPES Shares”, and together with the Merger Shares, the “Acquired Shares”).

Item 4. Purpose of Transaction.

The Reporting Persons acquired the Merger Shares as part of the transactions contemplated by the Business Combination Agreement, which was executed by the parties thereto in order to combine

CUSIP No. 30162V102

the business and operations of SourceHOV with Novitex Holdings, Inc.  The Reporting Persons acquired the PIPES Shares in order to capitalize the Issuer and satisfy the conditions in the Business Combination Agreement as to the closing of the transactions contemplated thereby.

As of the date hereof, the Reporting Persons own a majority of the Common Stock of the Issuer and thus intend to exercise control as a majority stockholder.  Pursuant to the terms of a Nomination Agreement described in Section 6 below, the Reporting Persons have the ability to designate three out of the eight members of the Issuer’s Board of Directors and the right to have one of their designees included on each committee of the Board, except to the extent prohibited by the rules of the exchange on which the Common Stock is listed.  The Reporting Persons intend to participate in the management of the Company through representation on the Issuer’s Board of Directors.

In addition, the Reporting Persons will routinely monitor the Issuer’s operations, prospects, business development, management, competitive and strategic matters, capital structure, and any proposals received from third parties with respect to the Issuer. The Reporting Persons may discuss such matters with management or directors of the Issuer, existing or potential strategic partners, persons who have expressed an interest in acquiring all or a portion of the Issuer’s equity interests or in engaging in a strategic transaction with the Reporting Persons regarding the Issuer, sources of credit and other investors.  In evaluating the Issuer, the Reporting Persons will also consider alternative investment opportunities available to them, the Reporting Persons’ liquidity requirements and other investment considerations.  While none of the Reporting Persons have, other than as described in this Schedule 13D, any current plans or proposals that would be related to or would result in any of the matters described in subsections (a) through (j) of Item 4 of Schedule 13D, the factors described in this Item 4 may materially affect, and result in, the Reporting Persons: (1) modifying or disposing of all or a portion of their investment in the Issuer, including the Acquired Shares, (2) exchanging information with others regarding the Issuer pursuant to appropriate confidentiality or similar agreements, (3) proposing changes in the Issuer’s operations, governance or capitalization, or (4) proposing one or more of the other actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

It is currently intended that the Loans will be refinanced or shares of Common Stock sufficient to repay the Loans shall be sold, in each case, prior to the Maturity Date.  Upon repayment of the Loans, Ex-Sigma 2 intends to distribute any of the Merger Shares and Ex-Sigma 2 PIPES Shares it then holds to its members on a pro rata basis.  In addition, depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of securities of the Issuer at prices that would make the purchase or sale of such securities desirable, the Reporting Persons may endeavor (i) to increase or decrease their respective positions in the Issuer through, among other things, the purchase or sale of securities of the Issuer on the open market or in private transactions, including through a trading plan created under Rule 10b5-1(c) or otherwise, on such terms and at such times as the Reporting Persons may deem advisable and/or (ii) to enter into transactions that increase or hedge their economic exposure to the Common Stock without affecting their beneficial ownership of shares of Common Stock.

Item 5. Interest in Securities of the Issuer.

Ex-Sigma 2 directly owns 84,912,500 shares of Common Stock and 2,669,233 shares of Preferred Stock (convertible into 3,263,473 shares of Common Stock), representing beneficial ownership of 58.7% of the Common Stock.  Ex-Sigma owns all of the outstanding equity interests in Ex-Sigma 2, and thus may be deemed to share beneficial ownership of such Common Stock.  Each of the other Reporting Persons (other than HGM) are direct or indirect equityholders of Ex-Sigma and may be deemed to share beneficial ownership of such Common Stock.  HGM directly owns an additional 1,250,000 shares of Common stock, and thus may be deemed to beneficially own 89,425,973 shares of Common Stock representing 59.5% of the Common Stock.

CUSIP No. 30162V102

Percentages in this Schedule 13D are calculated based on the quotient obtained by dividing (i) the aggregate number of shares of Common Stock (x) beneficially owned by the applicable Reporting Person or (y) issuable upon conversion of Preferred Stock held by the Reporting Person, whether or not the Preferred Stock is presently convertible, and assuming a conversion rate of 1.2226 shares of Common Stock for each share of Preferred Stock, by (ii) the sum of (x) 146,910,648 shares of Common Stock outstanding as of July 12, 2017 as reported in the Issuer’s Form 8-K and (y) the amount set forth in clause (i)(y).  Other than for the purposes of Rule 13d-3 under the Act, the Reporting Persons expressly disclaim such beneficial ownership, and nothing herein shall be deemed to be an admission by any Reporting Person as to the beneficial ownership of such shares.  To the Reporting Persons’ knowledge, no Shares are beneficially owned by any Scheduled Person.

(c) Except as described herein, during the last sixty (60) days there were no transactions in the Shares effected by the Reporting Persons.

(d) Except as set forth in Item 3 above, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares that may be deemed to be beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

At the closing of the Business Combination Agreement, the Issuer entered into (i) a Registration Rights Agreement, dated July 12, 2017, with certain holders of the Common Stock, including Ex-Sigma 2 (the “Registration Rights Agreement”) and (ii) a Director Nomination Agreement, dated July 12, 2017, with HOVS, HOF 4 and certain of their respective affiliates (the “Nomination Agreement”).

Pursuant to the terms of the Registration Rights Agreement, Ex-Sigma 2 will be bound by customary restrictions on the transfer of the Merger Shares, including a restriction on transfer until six months following the date of the Registration Rights Agreement, except for certain permitted transfers, including: (i) as a bona fide gift; (ii) to any trust or entity wholly owned by one or more trusts for the direct or indirect benefit of (A) Ex-Sigma 2 or Ex-Sigma or their respective equityholders, partners, members or beneficiaries or (B) of any individual related to Ex-Sigma 2 or Ex-Sigma or to their respective equityholders, partners, members or beneficiaries, by blood, marriage or adoption and not more remote than first cousin; (iii) to any wholly-owned subsidiary thereof, or to the affiliates, stockholders, partners, members or beneficiaries of Ex-Sigma 2 or Ex-Sigma; (iv) pursuant to any take-over bid, acquisition, sale or merger involving the Issuer; or (v) with the prior written consent of the Issuer and each other stockholder of the Issuer party to the Registration Rights Agreement; provided that in the case of clauses (i) through (v) such distributees or transferees agree to be bound by the same restrictions on transfer.

In addition, Ex-Sigma 2 may transfer shares of Common Stock pursuant to (1) any pledge made in connection with the Loan Agreement, (2) any transfer made in connection with a default under the Loan Agreement, (3) any transfer for the purpose of generating proceeds to repay the Loan Agreement or for the purpose of satisfying any collateral maintenance requirement pursuant to the Loan Agreement, or (4) any distribution of shares of Common Stock or Preferred Stock to the holders of membership interests of Ex-Sigma upon repayment of the Loans.

Ex-Sigma 2 will be entitled to participate in five demand registrations, and all stockholders of the Issuer party to the Registration Rights Agreement will also have certain “piggyback” registration rights with respect to registration statements. In addition, Ex-Sigma 2 will have the right to

CUSIP No. 30162V102

request up to three demand registrations for the purpose of generating proceeds to repay indebtedness under the Loan Agreement.

Pursuant to the Nomination Agreement, the Reporting Persons have the right to nominate: for so long as the Reporting Persons beneficially own at least 35% of the then outstanding shares of the Common Stock of the Issuer (without giving effect to the exercise of any outstanding warrants to purchase the Common Stock of the Issuer), three directors; for so long as the Reporting Persons beneficially own at least 15%, but less than 35%, of the then outstanding shares of the Common Stock of the Issuer (without giving effect to the exercise of any outstanding warrants to purchase the Common Stock of the Issuer), two directors; and for so long as the Reporting Persons beneficially own at least 5%, but less than 15%, of the then outstanding shares of the Common Stock of the Issuer (without giving effect to the exercise of any outstanding warrants to purchase the Common Stock of the Issuer), one director.

Pursuant to Rule 13d-1(k) promulgated under the Act, the Reporting Persons have entered into a Joint Filing Agreement, attached hereto as Exhibit 99.1 and incorporated by reference herein, with respect to the joint filing of this Schedule 13D and any amendments thereto.

The information set forth, or incorporated by reference, in Items 3 through 5 of this Schedule 13D is hereby incorporated by reference into this Item 6.  Except as otherwise described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits.

Exhibit 10.1  Amended & Restated Registration Rights Agreement, dated July 12, 2017, by and among the Issuer and the Holders named therein (incorporated by reference to Exhibit 10.2 of the Issuer’s Current Report on Form 8-K, filed on July 12, 2017).

Exhibit 10.2  Exela Technologies, Inc. Director Nomination Agreement, dated July 12, 2017, by and among the Issuer and certain of the Reporting Persons (incorporated by reference to Exhibit 10.4 of the Issuer’s Current Report on Form 8-K, filed on July 12, 2017).

Exhibit 99.1

Joint Filing Agreement, dated July 24, 2017, by and among the Reporting Persons.

SCHEDULE A

PART I

Set forth below is the name and present principal occupation of (i) each Member and Managing Director of each limited liability company Reporting Person and (ii) each executive officer and director of HOV Services.  The business address for each of such persons is 8550 West Desert Inn Road, Suite 102-452, Las Vegas, Nevada 89117.  All the directors and executive officers listed on this Schedule A are United States citizens except as otherwise noted below.

HOVS LLC

NAME	PRESENT PRINCIPAL OCCUPATION IN ADDITION TO POSITION WITH THE REPORTING PERSON AND POSITIONS WITH AFFILIATES OF THE REPORTING PERSON
Jim Reynolds	Manager, HOVS LLC; Manager, Ex-Sigma LLC

HANDSON FUND 4 I LLC

NAME	PRESENT PRINCIPAL OCCUPATION IN ADDITION TO POSITION WITH THE REPORTING PERSON AND POSITIONS WITH AFFILIATES OF THE REPORTING PERSON
Par Chadha	Manager, HandsOn Fund 4 I LLC; Chairman, Ex-Sigma LLC; Manager, HOV Capital III LLC, Manager, Adesi 234 LLC, Manager, HOF 2 LLC

HOV CAPITAL III LLC

NAME	PRESENT PRINCIPAL OCCUPATION IN ADDITION TO POSITION WITH THE REPORTING PERSON AND POSITIONS WITH AFFILIATES OF THE REPORTING PERSON
Par Chadha	Manager, HandsOn Fund 4 I LLC; Chairman, Ex-Sigma LLC; Manager, HOV Capital III LLC, Manager, Adesi 234 LLC, Manager, HOF 2 LLC

HOV SERVICES LTD

NAME	PRESENT PRINCIPAL OCCUPATION IN ADDITION TO POSITION WITH THE REPORTING PERSON AND POSITIONS WITH AFFILIATES OF THE REPORTING PERSON
Vikram Negi	Director, HOV Services LTD
Baldev Gupta	Director, HOV Services LTD
Harish Bhasin	Director, HOV Services LTD
Lakshmi Kumar	Director, HOV Services LTD
Sunil Rajadhyaksha	Director, HOV Services LTD
Surinder Rametra	Officer, HOV Services LTD
Bhuvanesh Sharma	Officer, HOV Services LTD
Nilesh Bafna	Officer, HOV Services LTD

ADESI 234 LLC

NAME	PRESENT PRINCIPAL OCCUPATION IN ADDITION TO POSITION WITH THE REPORTING PERSON AND POSITIONS WITH AFFILIATES OF THE REPORTING PERSON
Par Chadha	Manager, HandsOn Fund 4 I LLC; Chairman, Ex-Sigma LLC; Manager, HOV Capital III LLC, Manager, Adesi 234 LLC, Manager, HOF 2 LLC

HOF 2 LLC

NAME	PRESENT PRINCIPAL OCCUPATION IN ADDITION TO POSITION WITH THE REPORTING PERSON AND POSITIONS WITH AFFILIATES OF THE REPORTING PERSON
Par Chadha	Manager, HandsOn Fund 4 I LLC; Chairman, Ex-Sigma LLC; Manager, HOV Capital III LLC, Manager, Adesi 234 LLC, Manager, HOF 2 LLC

EX-SIGMA 2 LLC

NAME	PRESENT PRINCIPAL OCCUPATION IN ADDITION TO POSITION WITH THE REPORTING PERSON AND POSITIONS WITH AFFILIATES OF THE REPORTING PERSON
Ex-Sigma LLC	Manager

EX-SIGMA LLC

NAME	PRESENT PRINCIPAL OCCUPATION IN ADDITION TO POSITION WITH THE REPORTING PERSON AND POSITIONS WITH AFFILIATES OF THE REPORTING PERSON
Par Chadha	Manager, HandsOn Fund 4 I LLC; Chairman, Ex-Sigma LLC; Manager, HOV Capital III LLC, Manager, Adesi 234 LLC, Manager, HOF 2 LLC
James Reynolds	Manager, HOVS LLC; Manager, Ex-Sigma LLC

HANDSON GLOBAL MANAGEMENT LLC

NAME	PRESENT PRINCIPAL OCCUPATION IN ADDITION TO POSITION WITH THE REPORTING PERSON AND POSITIONS WITH AFFILIATES OF THE REPORTING PERSON
HOV Capital III	Manager

PART II

To the knowledge of the Reporting Persons, none of the executive officers and directors of certain Reporting Persons directly beneficially own Shares.

Except as set forth in Item 3, there have been no transactions in the class of securities reported on effected during the past sixty days by the persons listed on this Schedule A.

No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in this Schedule A and between such persons and any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

CUSIP No. 30162V102

Exhibit 99.1

JOINT FILING AGREEMENT

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that it knows or has reason to believe that such information is inaccurate. This Joint Filing Agreement may be executed in any number of counterparts and all such counterparts taken together shall constitute one and the same instrument.

Dated: July 24, 2017

HANDSON GLOBAL MANAGEMENT, LLC

By:	/s/ Par Chadha
Name: Par Chadha
Title: Manager

HOVS LLC

By:	/s/ Jim Reynolds
Name: Jim Reynolds
Title: Manager

HANDSON FUND 4 I LLC

By:	/s/ Par Chadha
Name: Par Chadha
Title: Manager

CUSIP No. 30162V102

HOV CAPITAL III LLC

By:	/s/ Par Chadha
Name: Par Chadha
Title: Manager

HOV SERVICES LTD

By:	/s/ Vik Negi
Name: Vik Negi
Title: Director

ADESI 234 LLC

By:	/s/ Par Chadha
Name: Par Chadha
Title: Manager

HOF 2 LLC

By:	/s/ Par Chadha
Name: Par Chadha
Title: Manager

EX-SIGMA 2 LLC

By:	/s/ Jim Reynolds
Name: Jim Reynolds
Title: President

CUSIP No. 30162V102

EX-SIGMA LLC

By:	/s/ Jim Reynolds
Name: Jim Reynolds
Title: President

/s/ Par Chadha
Par Chadha

CUSIP No. 30162V102

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Dated:  July 21, 2017

HANDSON GLOBAL MANAGEMENT, LLC

By:	/s/ Par Chadha
Name: Par Chadha
Title: Manager

HOVS LLC

By:	/s/ Jim Reynolds
Name: Jim Reynolds
Title: Manager

HANDSON FUND 4 I LLC

By:	/s/ Par Chadha
Name: Par Chadha
Title: Manager

HOV CAPITAL III LLC

By:	/s/ Par Chadha
Name: Par Chadha
Title: Manager

CUSIP No. 30162V102

HOV SERVICES LTD

By:	/s/ Vik Negi
Name: Vik Negi
Title: Director

ADESI 234 LLC

By:	/s/ Par Chadha
Name: Par Chadha
Title: Manager

HOF 2 LLC

By:	/s/ Par Chadha
Name: Par Chadha
Title: Manager

EX-SIGMA 2 LLC

By:	/s/ Jim Reynolds
Name: Jim Reynolds
Title: President

EX-SIGMA LLC

By:	/s/ Jim Reynolds
Name: Jim Reynolds
Title: President

CUSIP No. 30162V102

/s/ Par Chadha
Par Chadha